EXHIBIT 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:
Camellia So	Suzanne Wang
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:
James W.W. Strachan	Mary Magnani & Timothy Dien
Tel: (1 480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: tdien@lhai.com

Global Sources’ Board Member Retires

HONG KONG, June 23, 2011 – Mr. Robert Lees has retired as a director of Global Sources Ltd. (NASDAQ: GSOL) at the company’s annual general meeting of shareholders held on June 22, 2011.

“On behalf of our board of directors, I wish to extend our sincerest gratitude to Robert Lees for his significant contributions to the company over the past years,” said Global Sources’ chairman and CEO, Merle A. Hinrichs.

Robert Lees has been a director of the company from July 30, 2007 to June 22, 2011. He is a senior executive and global expert and has nearly 30 years of experience working with decision-makers in business and government at the most senior levels across the Asia-Pacific region. He is a senior advisor to the University of Cincinnati. Lees served for many years as secretary general and then president and chief executive officer of the Pacific Basin Economic Council, the Asia-Pacific region’s oldest business organization. He serves as a director of the Japan America Society and Chinese Chamber of Commerce in Cincinnati and the Dr. Sun Yat Sen Hawaii Foundation in Honolulu. Lees holds a bachelor’s degree from the University of Cincinnati and an MBA from The Thunderbird School of Global Management. He also completed studies at the Institute of International Studies and Training in Japan.

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business uses English-language media to facilitate trade from Greater China to the world. The other business segment utilizes Chinese-language media to enable companies to sell to, and within Greater China.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 1 million active buyers – including the world's top 25 retailers – to source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 240 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on over 5.7 million products and more than 262,000 suppliers annually through 14 online marketplaces, 13 monthly print and 18 digital magazines, over 90 sourcing research reports and 73 specialized trade shows a year across nine cities.

Verified suppliers receive more than 127 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 40 years. Global Sources' network covers about 60 cities worldwide. In mainland China, Global Sources has about 2,700 team members in more than 40 locations, and a community of over 2.8 million registered online users and magazine readers for its Chinese-language media.